

December 18, 2014

Via E-mail
Stanley Windhorn
CEO and Director
Green Meadow Products, Inc.
1010 Industrial Road, Ste. 70
Boulder City, Nevada 89005

> **Re:** **Green Meadow Products, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 5, 2014**
> **File No. 333-198993**

Dear Mr. Windhorn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your statement on page 17 that you do not know if your pain relief product can help soothe stiff and sore joints and promote the health of dogs and cats. Please include similar disclosure in your sections labeled "Prospectus Summary" and "Risk Factors."

Description of Business, page 17

2. We note your response to prior comment 10 that your pain relief formula is specifically for canines and felines. Please remove your statement that you feel that certain ingredients are important to facilitate healing and pain relief in larger animals such as horses.

<u>Sales and Marketing, page 17</u>

3. We note your response to prior comment 7. Please expand your disclosure to state the duration, and material termination provisions for your licenses with Wholesale 4 You, Inc., Sandstone enterprises, and Mountain High. Additionally, please expand your disclosure to clarify if the license to Mountain High is exclusive.

4. Please expand your disclosure on page 17 to reflect that you accepted $20,000 as payment in full under the license agreement with Mountain High.

<u>Executive Compensation, page 22</u>

5. We note that the company has agreed to pay Mr. Windhorn annual compensation under his employment agreement. We also note that you have not paid Mr. Windhorn any compensation since July 1, 2012. Please expand your disclosure to discuss any outstanding payment obligations owed by the company to Mr. Windhorn.

<u>Employment Agreements, page 22</u>

6. We note your response to prior comment 21. Please expand your disclosure to state the duration and material termination provisions for Mr. Windhorn's employment agreement. Additionally, please briefly summarize Mr. Windhorn's annual compensation.

<u>Related Party Transaction, page 24</u>

7. Please expand your disclosure to explain why Mr. Medina is a related person as defined under Instruction 1 to Item 404(a) of Regulation S-K.

<u>Financial Statements, page F-1</u>

8. Please include financial statements that comply with Rule 8-08 of Regulation S-X.

<u>Exhibits</u>

9. Please file the licensing agreements with Wholesale 4 You, Inc., Sandstone enterprises, and Mountain High as exhibits.

<u>Legal Opinion</u>

10. We note your counsel expresses an opinion as to the resale of shares by a "certain shareholder" named in the registration statement. Please revise the opinion to clarify that it applies to all selling shareholders included in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Mont E. Tanner
        2950 East Flamingo Road, Suite G
        Las Vegas, Nevada, 89121